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                              September 16, 2021

       Lou Kerner
       Chief Executive Officer
       Blockchain Coinvestors Acquisition Corp. I
       PO Box 1093, Boundary Hall
       Cricket Square, Grand Cayman
       KY1-1102, Cayman Islands

                                                        Re: Blockchain
Coinvestors Acquisition Corp. I
                                                            Registration
Statement on Form S-1
                                                            Filed August 26,
2021
                                                            File No. 333-259091

       Dear Mr. Kerner:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Form S-1 filed August 26, 2021

       Capitalization, page 87

   1. We note that you are offering 25,000,000 shares of Class A ordinary shares as part of your initial public offering
of units, but only show 22,966,079 shares of Class A ordinary shares subject to
possible redemption in your Capitalization table. Please tell us how you considered the guidance
in ASC 480-10-S99-3A, which requires securities that are
                                                        redeemable for cash or
other assets to be classified outside of permanent equity if they are redeemable (1) at a
fixed or determinable price on a fixed or determinable date, (2) at the option of the holder,
or (3) upon the occurrence of an event that is not solely within the control of the issuer
in concluding that all 25,000,000 shares of Class A ordinary shares were not required to be
presented outside of permanent equity and part of shares subject to
 Lou Kerner
Blockchain Coinvestors Acquisition Corp. I
September 16, 2021
Page 2
      possible redemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Peter McPhun at (202) 551-3581 or Isaac Esquivel at
(202) 551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at (202) 551-4821 or David Link at (202) 551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameLou Kerner
                                                      Division of Corporation
Finance
Comapany NameBlockchain Coinvestors Acquisition Corp. I
                                                      Office of Real Estate &
Construction
September 16, 2021 Page 2
cc:       Gina Eiben
FirstName LastName